Exhibit 4.(a).2(i)

English Translation

SERVICE CONTRACT

In Santiago, Chile, on July 6, 2001, by and between CORPGROUP INTERHOLD S.A. [handwritten above line: RUT 97.023.800-2], a company formed under the laws of Chile, with domicile at Pedro de Valdivia 100, 14th Floor, Santiago, Chile, hereinafter “CorpGroup,” represented by Ms. Maritza Saieh Bendeck, a Chilean national, married, civil engineer, national identification card number six million eight hundred thirty-four thousand twenty-three dash three, with domicile for the purposes of this contract in this city, Calle Pedro de Valdivia 100, 14th Floor, in her capacity as General Manager, and CORPBANCA, a company formed under the laws of Chile, with domicile at Huérfanos 1072, Santiago, hereinafter “the Bank,” represented by Mr. Mario Chamorro Carrizo, a Chilean national, married, business engineer, national identification card number seven million eight hundred ninety-three thousand three hundred sixteen dash K, with domicile in this city, Calle Huérfanos 1072, in his capacity as General Manager, agree to enter into a contract for the provision of services which shall be governed by the following clauses:

FIRST: “CorpGroup” shall provide “the Bank” with professional and technical consulting, with its own employees or through professionals hired for that purpose, in the following areas:

a)	Finance. Includes:
i)	Defining procedures and systems for generating financial information;
ii)	Preparing management reports, budgets and cash flow statements;
iii)	Preparing the information required for compliance with tax regulations;
vi)	Definition and implementation of administrative procedures.

b)	Legal. Includes consulting in:
i)	Preparation and/or analysis of corporate bylaws and reports on any changes thereto;
ii)	Preparation, formulation and analysis of chattel mortgage agreements, technology data processing agreements, chattel mortgage agreements [sic], promises, guaranties, specific transactions, etc.;
iii)	General legal advice and such legal services as the company may require.

c)	Studies. Including:
i)	Economic and financial analysis of sectors, industries and target markets;
ii)	Evaluations and feasibility studies of investment plans and new business.

SECOND: This contract shall endure for five years calculated from the date hereof, and shall be renewed automatically for successive annual periods, unless any of the parties notifies the other in writing of its decision not to renew it, at least thirty calendar days in advance of the expiration date of the respective annual period.

Notwithstanding the foregoing, starting on January 1, 2015, this agreement shall last for 10 (ten) years from such date. Upon the expiration of such term, the Bank and CorpGroup shall each have the option of renewing the agreement for 5 (five) additional years. The party that wishes to exercise its renewal option shall provide notice to the other party no later than 30 (thirty) days prior to the expiration of the 10 (ten) year term, in which case the other party shall be bound to accept such renewal. Should Mr. Álvaro Saieh Bendeck pass away before January 1, 2020, this agreement shall remain in force until the fifth anniversary from January 1, 2020 without any chance of renewal. Should he pass away on or after January 1, 2020, this agreement shall be automatically terminated.

THIRD: The price for the services provided by “CorpGroup” shall be UF 6,250, payable monthly in its equivalent in pesos, national currency. Taxes levied based on the present contract shall be borne by “CorpGroup.”

Travel, food and lodging expenses for “CorpGroup” personnel on the assignments they undertake outside of Santiago, Chile, shall be borne by CORPBANCA. Starting from January 1, 2015, such expenses shall be paid directly by the Bank, or reimbursed to CorpGroup if already paid by the latter, in which case such reimbursement shall be done in no more than 30 days from that date it is requested by CorpGroup in writing, providing documented accounts of the respective expenses. In this regard, and without limitation to the generality of the foregoing, the parties hereby agree that the executives of CorpGroup may travel in a private aircraft when rendering services subject to this agreement whose expenses shall be paid directly by the Bank to the national or foreign company in charge of providing such transportation services up to the yearly amount of USD$705,000.00 (seven hundred and five thousand dollars of the United States of America).

The payment of any applicable taxes shall be borne by CORPBANCA, for which effect “the Bank” shall withhold and pay them, remitting the resulting net amount to “CorpGroup” in the manner indicated below.

The services may be provided directly by “CorpGroup” or by any affiliated or related company, in which case the corresponding payments shall be made directly to the company performing the service.

FOURTH: Nonpayment within the period agreed in the preceding clause shall by law place “the Bank” in default, and without need of any prior written or judicial notification, arrears interest of 9% (nine percent) per annum on the balance owed will accrue from that time.

FIFTH: The service may be rendered by CorpGroup in its offices in Santiago, Chile, or remotely from another place within the country or abroad. To that effect, it may use all kinds of technological means such as video conference, phone and electronic mail, among others. CorpGroup may as well render the services in the offices of the Bank in the opportunities the parties mutually consider more convenient.

SIXTH: The contracted service may include the preparation of a report on the matter under consultation, travel by professionals and technicians to CORPBANCA’s offices, or telephone consultations.

SEVENTH: All expenses required for the provision of the assistance agreed shall be borne exclusively by “CorpGroup,” with the exception of travel, food and lodging expenses for personnel who perform their tasks in another place, as requested by “the Bank,” as stated in the third clause.

EIGHTH: The present contract shall not imply exclusivity on the part of “CorpGroup,” and it reserves the right to provide services similar to those contracted through this document to third parties, except in the case of companies that compete with “the Bank” in the domestic market.

NINTH: “CorpGroup” undertakes to keep strict confidentiality over the information it becomes aware of through performance of the present contract, which shall be deemed secret. This obligation shall subsist without a time limit, even after termination of the contracted services, “CorpGroup” undertaking to impose the same duty of confidentiality upon the personnel it deploys to provide the service.

TENTH: All difficulties that might arise between the parties in relation to the validity, interpretation and performance of this contract, shall be resolved by an arbiter, who shall decide as the sole authority and without the form of a trial, the parties hereby waiving all legal appeals. Mr. Miguel Ángel Poduje Sapiain is appointed arbiter. The parties hereafter waive any grounds for disqualification or recusal, which exist at this time, or which might exist at the time his intervention is required.

If the arbiter cannot or does not wish to act, and faced with a lack of agreement by the parties regarding another person, the appointment of the arbiter shall be the responsibility of Santiago’s Civil Court on duty; in this latter case the arbiter shall have the capacity of an arbitrator in the matters of procedure and of law regarding any decision. Lack of agreement by the parties shall be understood if any of them appeals to the competent Court to request the appointment of a surrogate arbiter.

The arbitration shall take place in the city and community of Santiago, and the arbiter, regardless of the mechanism of his appointment, is authorized to establish procedures and forms of notification in case of disagreement by the parties.

ELEVENTH: For all legal effects derived from this contract, the parties establish domicile in the Community of Santiago.

[signature]	[signature]
for CORPBANCA	for CORPGROUP
Corp Banca Chile. Contract